Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

HONG KONG, March 18, 2020 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter and Full Year 2019 Operational Highlights

•                 Total number of registered clients1 increased 42.9% year-over-year to 717,842 as of December 31, 2019.

•                  Total number of paying clients2 increased 49.4% year-over-year to 198,382 as of December 31, 2019.

•                 Total number of users3 increased 34.7% year-over-year to 7.5 million as of December 31, 2019.

•                  Total client assets increased 71.1% year-over-year to HK$87.1 billion as of December 31, 2019.

•                  Daily average client assets were HK$80.0 billion in the fourth quarter of 2019, an increase of 57.6% from the same period in 2018.

•                  Total trading volume in the fourth quarter of 2019 decreased 1.8% year-over-year to HK$224.8 billion. Total trading volume in 2019 decreased 3.8% year-over-year to HK$872.7 billion.

•                  Daily average revenue trades (DARTs)4  in the fourth quarter of 2019 increased 4.5% year-over-year to 105,093. DARTs in 2019 increased 8.7% year-over-year to 105,511.

•                  Margin financing and securities lending balance increased 52.2% year-over-year to HK$4.8 billion as of December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                  Total revenues increased 36.8% year-over-year to HK$310.9 million (US$39.9 million).

•                  Total gross profit increased 37.6% year-over-year to HK$224.1 million (US$28.8 million).

•                  Net income increased 14.9% year-over-year to HK$43.9 million (US$5.6 million).

•                  Non-GAAP adjusted net income5 increased 19.1% year-over-year to HK$49.3 million (US$6.3 million).

Full year 2019 Financial Highlights

•                  Total revenues increased 30.9% year-over-year to HK$1,061.6 million (US$136.3 million).

•                  Total gross profit increased 38.8% year-over-year to HK$779.9 million (US$100.1 million).

•                  Net income increased 19.6% year-over-year to HK$165.7 million (US$21.3 million).

•                  Non-GAAP adjusted net income5 increased 21.9% year-over-year to HK$181.6 million (US$23.3 million).

1 The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.

2 The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.

3 The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“We are pleased to report another strong quarter, driven by robust growth in the number of paying clients and total client assets,” said Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer. “We added 21,620 paying clients in the fourth quarter of 2019, the highest quarterly paying client net addition we have witnessed so far. As a result, the total number of paying clients reached over 198 thousand as of year-end, representing a 49% increase year-over-year.”

“We attribute the strong paying client growth to a combination of optimized marketing efforts, upbeat market sentiment and high-profile Hong Kong IPOs. In the fourth quarter, we selectively worked with a number of targeted third-party channels whose client profiles are similar to our own. The active IPO market was also in our favor: our clients’ total subscription for the IPOs of Alibaba and Poly Property Development both exceeded HK$5.0 billion. Notably, our clients accounted for 13% of Alibaba’s total number of retail subscribers and 5% of its public tranche allocation. The strong demand from Alibaba’s secondary listing in Hong Kong leads us to believe that our business will be a key beneficiary of the continued dual and secondary listings of high-quality Chinese new economy companies in Hong Kong.”

“Our total client assets jumped 71% year-over-year to HK$87.1 billion. We are encouraged to see that clients continue to entrust us with more assets, and we are seeing a growing share of their assets flowing into our mutual fund distribution business. Total client assets in mutual funds surpassed HK$6.0 billion as of year-end, representing over 100% sequential growth. We have established comprehensive fund selection criteria and continue to source and onboard the best-performing fund products across asset classes from top-notch Chinese and global fund houses. We expect to distribute over 50 mutual funds on our platform by mid-2020.”

“Given that our business is 100% online, our operating metrics haven’t demonstrated much negative impact from the outbreak of COVID-19 so far. The launch of new products may be delayed in the first quarter, but we do not believe such delay will weigh on the long-term growth prospects of our business.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “In the fourth quarter, we recorded total revenue of HK$310.9 million, up 36.8% from the same period in 2018. Total trading volume was HK$224.8 billion, up 7% sequentially, but remained relatively flat on a year-over-year basis. In 2020, we will continue to expand our portfolio of trading products to cater to the needs of various clients. As we continue to prioritize paying client growth, client retention and net asset inflow, we will also focus on cost control and the delivery of greater operating leverage.”

Fourth Quarter 2019 Financial Results

Revenues

Total revenues were HK$310.9 million (US$39.9 million), an increase of 36.8% from HK$227.2 million in the fourth quarter of 2018.

Brokerage commission and handling charge income was HK$151.6 million (US$19.5 million), an increase of 33.8% from HK$113.3 million in the fourth quarter of 2018. The increase was mainly due to higher brokerage income from IPO subscription service and higher blended commission rates due to the increasing penetration of derivatives trading.

Interest income was HK$128.0 million (US$16.4 million), an increase of 24.5% from HK$102.8 million in the fourth quarter of 2018. The increase was mainly due to higher margin interest income driven by higher daily average margin financing and securities lending balance and higher interest income from IPO financing.

Other income was HK$31.4 million (US$4.0 million), an increase of 185.5% from HK$11.0 million in the fourth quarter of 2018. The rise was primarily due to the Company’s new mutual fund distribution business and higher IPO financing service charge income.

Costs

Total costs were HK$86.8 million (US$11.1 million), an increase of 35.0% from HK$64.3 million in the fourth quarter of 2018.

Brokerage commission and handling charge expenses were HK$30.8 million (US$3.9 million), an increase of 50.2% from HK$20.5 million in the fourth quarter of 2018. The rise was mainly due to higher IPO subscription costs.

Interest expenses were HK$31.2 million (US$4.0 million), an increase of 39.3% from HK$22.4 million in the same period of 2018. The increase was primarily due to higher IPO financing interest expense.

Processing and servicing costs were HK$24.9 million (US$3.2 million), an increase of 16.9% from HK$21.3 million in the fourth quarter of 2018. The rise was primarily due to the increase in both market information and data fees and cloud service fees, as the Company continued to expand its market data services and enhance infrastructure.

Gross Profit

Total gross profit was HK$224.1 million (US$28.8 million), an increase of 37.6% from HK$162.9 million in the fourth quarter of 2018.

Gross margin was 72.1%, compared with 71.7% in the fourth quarter of 2018.

Operating Expenses

Total operating expenses were HK$181.4 million (US$23.3 million), an increase of 80.7% from HK$100.4 million in the fourth quarter of 2018.

Research and development expenses were HK$74.3 million (US$9.5 million), an increase of 63.7% from HK$45.4 million in the fourth quarter of 2018. The rise was primarily due to the continued increase in research and development headcount as the Company enriched its product offerings.

Selling and marketing expenses were HK$51.3 million (US$6.6 million), an increase of 110.2% from HK$24.4 million in the fourth quarter of 2018. The rise was primarily due to higher branding and marketing spending in the fourth quarter of 2019 as the Company further diversified its marketing channels.

General and administrative expenses were HK$55.7 million (US$7.2 million), an increase of 82.0% from HK$30.6 million in the fourth quarter of 2018. The rise was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees.

Net Income

Net income increased by 14.9% to HK$43.9 million (US$5.6 million) from HK$38.2 million in the fourth quarter of 2018. The increase was primarily due to lower taxation as the Company benefited from tax incentives for high-tech enterprises in the fourth quarter of 2019.

Non-GAAP adjusted net income increased by 19.1% to HK$49.3 million (US$6.3 million) from HK$41.4 million in the corresponding period of 2018. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$0.35 (US$0.05); diluted net income per ADS was HK$0.35 (US$0.05). Each ADS represents eight Class A ordinary shares.

Full Year 2019 Financial Results

Revenues

Total revenues were HK$1,061.6 million (US$136.3 million), an increase of 30.9% from HK$811.3 million in 2018.

Brokerage commission and handling charge income was HK$511.4 million (US$65.6 million), an increase of 25.3% from HK$408.0 million in 2018. The increase was mainly attributable to higher blended commission rates and IPO subscription fees.

Interest income was HK$464.9 million (US$59.7 million), an increase of 28.9% from HK$360.6 million in 2018. The increase was mainly attributable to higher margin financing and securities lending balance, and higher bank deposit interest income.

Other income was HK$85.3 million (US$10.9 million), an increase of 99.3% from HK$42.8 million in 2018. The rise was primarily due to the Company’s new mutual fund distribution business and higher IPO subscription service charge income.

Costs

Total costs were HK$281.7 million (US$36.2 million), an increase of 12.9% from HK$249.6 million in 2018.

Brokerage commission and handling charge expenses were HK$100.6 million (US$12.9 million), an increase of 25.6% from HK$80.1 million in 2018. The rise was roughly in line with the Company’s brokerage commission income.

Interest expenses were HK$89.2 million (US$11.5 million), a decrease of 6.7% from HK$95.6 million in the same period of 2018. The decrease was primarily because the Company had fully repaid funds borrowed from other parties by the end of the first quarter of 2019.

Processing and servicing costs were HK$91.9 million (US$11.8 million), an increase of 24.5% from HK$73.8 million in 2018. The rise was primarily due to the increase in both market information and data fees and data transmission fee, as the Company continued to expand its market data services and enhance infrastructure.

Gross Profit

Total gross profit was HK$779.9 million (US$100.1 million), an increase of 38.8% from HK$561.7 million in 2018.

Gross margin was 73.5%, compared with 69.2% in 2018. The rise was primarily due to greater operating leverage as a result of the Company’s larger scale and improved operating efficiency, as well as higher net interest margin in 2019.

Operating Expenses

Total operating expenses were HK$591.9 million (US$76.0 million), an increase of 67.7% from HK$353.0 million in 2018.

Research and development expenses were HK$262.3 million (US$33.7 million), an increase of 73.6% from HK$151.1 million in 2018. The rise was primarily due to the continued increase in research and development headcount as the Company enriched its product offerings.

Selling and marketing expenses were HK$164.7 million (US$21.1 million), an increase of 67.9% from HK$98.1 million in 2018. The rise was primarily due to higher branding and marketing spending in 2019.

General and administrative expenses were HK$164.9 million (US$21.2 million), an increase of 58.9% from HK$103.8 million in 2018. The rise was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees.

Net Income

Net income increased by 19.6% to HK$165.7 million (US$21.3 million) from HK$138.5 million in 2018. The increase was primarily due to lower taxation as the company benefited from tax incentives for high-tech enterprises in 2019.

Non-GAAP adjusted net income increased by 21.9% to HK$181.6 million (US$23.3 million) from HK$149.0 million in the same period in 2018. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$1.38 (US$0.18); diluted net income per ADS was HK$1.25 (US$0.16). Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Wednesday, March 18, 2020, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	800-819-0121
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	Futu

A telephone replay will be available after the conclusion of the conference call through 8:59 AM U.S. Eastern Time, March 26, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	9155905

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7894 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Futu Holdings Limited

IR inquiries:
Daniel Yuan
Tel: +86 (755) 8663-6688 ext. 8925
E-mail: ir@futuholdings.com

Media inquiries:
Amanda Mu
Tel: +86 (755) 8663-6688 ext. 8147
E-mail: futupr@futunn.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2018	2019	2019
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	215,617	362,574	46,547
Cash held on behalf of clients	11,771,487	14,540,863	1,866,750
Available-for-sale financial securities	59,348	93,773	12,039
Equity method investment	—	6,166	792
Loans and advances	3,086,904	4,188,689	537,742
Receivables:
Clients	120,256	247,017	31,712
Brokers	425,849	1,226,348	157,438
Clearing organization	175,955	304,080	39,038
Interest	49,427	16,892	2,169
Prepaid assets	8,810	12,470	1,601
Operating lease right-of-use assets	—	161,617	20,748
Other assets	149,279	239,435	30,739
Total assets	16,062,932	21,399,924	2,747,315

LIABILITIES
Amounts due to related parties	8,591	33,628	4,317
Payables:
Clients	12,304,717	15,438,879	1,982,037
Brokers	920,871	1,484,243	190,547
Interest	2,405	519	67
Borrowings	1,576,251	1,467,586	188,408
Securities sold under agreements to repurchase	—	1,590	204
Operating lease liabilities	—	172,466	22,141
Accrued expenses and other liabilities	149,818	252,460	32,411
Total liabilities	14,962,653	18,851,371	2,420,132

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2018	2019	2019
	HK$	HK$	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	68,072	—	—
Series A-1 convertible redeemable preferred shares	14,587	—	—
Series B convertible redeemable preferred shares	282,627	—	—
Series C convertible redeemable preferred shares	777,835	—	—
Series C-1 convertible redeemable preferred shares	107,351	—	—
Total mezzanine equity	1,250,472	—	—

SHAREHOLDERS’(DEFICIT)/EQUITY
Pre-IPO ordinary shares	31	—	—
Class A ordinary shares	—	36	5
Class B ordinary shares	—	42	5
Additional paid-in capital	—	2,536,182	325,594
Accumulated other comprehensive loss	(1,299)	(4,446)	(570)
(Accumulated deficit)/Retained earnings	(148,925)	16,739	2,149
Total shareholders’ (deficit)/equity	(150,193)	2,548,553	327,183
Total liabilities, mezzanine equity and shareholder’s (deficit)/equity	16,062,932	21,399,924	2,747,315

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	113,328	151,590	19,461	407,990	511,365	65,649
Interest income	102,848	127,958	16,427	360,585	464,903	59,684
Other income	11,000	31,362	4,026	42,768	85,287	10,949
Total revenues	227,176	310,910	39,914	811,343	1,061,555	136,282
Costs
Brokerage commission and handling charge expenses	(20,513)	(30,762)	(3,949)	(80,127)	(100,550)	(12,909)
Interest expenses	(22,448)	(31,174)	(4,002)	(95,624)	(89,238)	(11,456)
Processing and servicing costs	(21,294)	(24,884)	(3,195)	(73,843)	(91,916)	(11,800)
Total costs	(64,255)	(86,820)	(11,146)	(249,594)	(281,704)	(36,165)
Total gross profit	162,921	224,090	28,768	561,749	779,851	100,117

Operating expenses
Research and development expenses	(45,440)	(74,322)	(9,541)	(151,097)	(262,345)	(33,680)
Selling and marketing expenses	(24,391)	(51,337)	(6,591)	(98,062)	(164,701)	(21,144)
General and administrative expenses	(30,563)	(55,706)	(7,151)	(103,831)	(164,850)	(21,164)
Total operating expenses	(100,394)	(181,365)	(23,283)	(352,990)	(591,896)	(75,988)

Others, net	(1,947)	(1,767)	(227)	(7,959)	(9,462)	(1,215)

Income before income tax expense	60,580	40,958	5,258	200,800	178,493	22,914

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$

Loss from equity method investments	—	(334)	(43)	—	(543)	(70)

Income tax (expenses)/benefit	(22,406)	3,318	426	(62,288)	(12,286)	(1,577)

Net income	38,174	43,942	5,641	138,512	165,664	21,267

Preferred shares redemption value accretion	(16,740)	—	—	(66,998)	(12,309)	(1,580)
Income allocation to participating preferred shareholders	(10,363)	—	—	(34,576)	(10,196)	(1,309)
Net income attributable to ordinary shareholders of the Company	11,071	43,942	5,641	36,938	143,159	18,378

Net income per share attributable to ordinary shareholders of the Company
Basic	0.02	0.04	0.01	0.09	0.17	0.02
Diluted	0.02	0.04	0.01	0.07	0.16	0.02

Net income per ADS
Basic		0.35	0.05		1.38	0.18
Diluted		0.35	0.05		1.25	0.16

Weighted average number of ordinary shares used in computing net income per share
Basic	403,750,000	995,325,912	995,325,912	403,750,000	832,790,329	832,790,329
Diluted	511,536,122	1,007,588,968	1,007,588,968	511,536,122	917,897,426	917,897,426

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net income	38,174	43,942	5,641	138,512	165,664	21,267
Other comprehensive income, net of tax
Foreign currency translation adjustment	5,653	(5,205)	(668)	754	(3,147)	(404)
Total comprehensive income	43,827	38,737	4,973	139,266	162,517	20,863

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net cash generated from operating activities	1,074,362	3,161,694	405,897	4,470,167	1,969,434	252,834

Net cash used in investing activities	(47,336)	(80,958)	(10,393)	(78,052)	(160,057)	(20,548)

Net cash (used in)/generated from financing activities	(325,251)	147,850	18,981	35,690	1,151,622	147,845

Effect of exchange rate changes on cash, cash equivalents and restricted cash	8,807	(44,647)	(5,732)	7,457	(44,666)	(5,734)

Net increase in cash, cash equivalents and restricted cash	710,582	3,183,939	408,753	4,435,262	2,916,333	374,397

Cash, cash equivalents and restricted cash at beginning of the period	11,276,522	11,719,498	1,504,544	7,551,842	11,987,104	1,538,900

Cash, cash equivalents and restricted cash at end of the period	11,987,104	14,903,437	1,913,297	11,987,104	14,903,437	1,913,297

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$

Cash, cash equivalents and restricted cash
Cash and cash equivalents	215,617	362,574	46,547	215,617	362,574	46,547
Cash held on behalf of clients	11,771,487	14,540,863	1,866,750	11,771,487	14,540,863	1,866,750

Cash, cash equivalents and restricted cash at end of the period	11,987,104	14,903,437	1,913,297	11,987,104	14,903,437	1,913,297

Non-cash financing activities
Accretion to preferred shares redemption value	16,740	—	—	66,998	12,309	1,580

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	HK$	HK$	US$	HK$	HK$	US$

Net income	38,174	43,942	5,641	138,512	165,664	21,267
Add: share-based compensation expenses	3,197	5,382	691	10,440	15,967	2,050
Adjusted net income	41,371	49,324	6,332	148,952	181,631	23,317